UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-30375
CUSIP Number:  517674-10-7
(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2009

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Las Vegas Gaming, Inc.
Full Name of Registrant

3980 Howard Hughes Pkwy., Suite 450
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒ ☒ ☐
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to complete its quarterly report on Form 10-Q for the period ended September 30, 2009 (the “Form 10-Q”) prior to the prescribed filing date because the Company’s management needs additional time to ensure that the Company’s disclosures to be contained in the Form 10-Q are complete and accurate.  The Company currently expects to file the Form 10-Q on or before the fifth calendar day following the Form 10-Q’s prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bruce A. Shepard (Name)	702 (Area Code)	871-7111 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the Company to report (i) a net loss for the three-month period ended September 30, 2009 of approximately 65% less than the comparable period in 2008, (ii) a net loss for the nine-month period ended September 30, 2009 of approximately 54% less than the comparable period in 2008, and (iii) a decrease in cash and investments in marketable securities to $44,786 at September 30, 2009 from $502,597 at December 31, 2008.  The Company is presently unable to satisfy its obligations as they come due and does not have enough cash to sustain its anticipated working capital requirements for the remainder of 2009 and, unless the Company obtains third-party financing or otherwise raises capital through the sale of assets or otherwise in the near future, the Company will be unable to continue as a going concern.

Las Vegas Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Bruce A. Shepard
Bruce A. Shepard, Chief Financial Officer